Exhibit (a)(1)(L)
RealNetworks, Inc.
Offer to Exchange Certain Outstanding Options for New Options
FREQUENTLY ASKED QUESTIONS (FAQs)
Q1.	What is the offer?

A1.	This offer is a voluntary opportunity for Eligible Employees to exchange certain outstanding options with an exercise price greater than $4.48 per share for New Options.

The following are some of the terms that are frequently used in the Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange”).

Terms Used in The Offer to Exchange
•	“52-week high” refers to the highest intraday sales price of our common stock for the 52 weeks preceding the start of this offer. The 52-week high is $4.48.

•	“Cancellation Date” refers to the U.S. calendar date on which the exchanged options will be cancelled. Exchanged options will be cancelled on the same day that the offer expires and on which the New Options will be granted. This cancellation will occur after the expiration of the offer and before granting the New Options. We expect the cancellation date to be December 17, 2009. If the expiration date of the offer is extended, then the cancellation date similarly will be delayed.

•	“Common Stock” refers to RealNetworks, Inc. common stock.

•	“Eligible Country” refers to Austria, Brazil, Canada, China, Finland, France, Germany, India, Indonesia, Japan, Korea, Mexico, the Netherlands, Singapore, Spain, Turkey, the United Kingdom and the United States.

•	“Eligible Employees” refers to an employee of RealNetworks (or one of its subsidiaries) whose principal work location is in an Eligible Country as of the start of the offer and remaining so through the Cancellation Date and New Option Grant Date. Our Section 16 officers and directors are not eligible to participate in the offer.

•	“Eligible Option Grant” refers to all of the eligible options issued by RealNetworks to an individual that are part of the same grant and subject to the same option agreement.

•	“Eligible Options” refers to the stock options to purchase our common stock (each an “option”) that were granted under a Plan with an exercise price per share greater than $4.48 (the 52-week high of our per share stock price as of the start of this offer) that remain outstanding and unexercised as of the Expiration Date.

•	“Exchanged Options” refers to all options to purchase RealNetworks common stock that you exchange pursuant to this offer.

•	“Expiration Date” refers to the date on which this offer expires. We expect that the Expiration Date will be December 17, 2009 at 9:00 p.m., U.S. Pacific Time. We may extend the Expiration Date at our discretion. If we extend the offer, the term “Expiration Date” will refer to the time and date at which the extended offer expires.

•	“New Option Grant Date” refers to the U.S. calendar date on which the New Options will be granted. The New Options will be granted on the same day as the expiration of the offer and the cancellation of the Exchanged Options. The New Options will be granted immediately following such expiration and cancellation. We expect that the New Option Grant Date will be December 17, 2009. If the Expiration Date is extended, then the New Option Grant Date will be similarly extended.

•	“New Options” refers to the options issued to Eligible Employees pursuant to this offer that replace their Exchanged Options. New Options granted in connection with this offer will be granted on the New Option Grant Date pursuant to the Plan and any applicable sub-plan thereto and subject to the terms and conditions of a new option agreement, including any applicable country-specific appendix, between you and the Company.

•	“Offering Period” refers to the period from the launch of this offer to the Expiration Date. This period will commence on November 19, 2009 and we expect that it will end at 9:00 p.m., U.S. Pacific Time, on December 17, 2009.

•	“Plans” refers to the RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 21, 2009 and to be effective upon completion of the offer, the RealNetworks 2000 Stock Option Plan, as amended and restated, and the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated. Each is referred to as a “Plan.”

•	“Section 16 officers and directors” refers to those officers and directors of RealNetworks who are officers and directors for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Q2.	How do I participate in this offer?

A2.	Participation in this offer is voluntary. If you are an Eligible Employee, at the start of the offer you will receive an email from Sid Ferrales, our Senior Vice President of Human Resources, announcing the offer. If you want to participate in the offer, you must make an election in one of the manners described below before the Expiration Date, currently expected to be 9:00 p.m., U.S. Pacific Time, on December 17, 2009.

Elections via Offer Website

1. To submit an election via the offer website, click on the link to the offer website in the email you received from Sid Ferrales announcing this offer or go to the offer website at https://realnetworks.equitybenefits.com.

2. Log into the offer website using the login instructions provided to you in the email you received from stock@real.com on November 19, 2009.

3. After logging into the offer website, click on the “MAKE AN ELECTION” button. You will be directed to your election form that contains the following personalized information with respect to each Eligible Option you hold, including:
•	the option number of the Eligible Option;

•	the grant date of the Eligible Option;

•	the total number of outstanding shares subject to the Eligible Option;

•	the current exercise price per share of the Eligible Option; and

•	the expiration date and remaining life of the Eligible Option.
4. Select the appropriate box next to each of your Eligible Option Grants to indicate your choice whether to exchange your Eligible Options in accordance with the terms of this offer. Select the “NEXT” button to proceed to the next page.

5. After completing the election form, you will have the opportunity to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, continue the election process as instructed through the offer website. Select the “I AGREE” button to agree to the Agreement to Terms of Election and to submit your election.

6. You will be directed to the Confirmation Statement page. Please print and keep a copy of the Confirmation Statement for your records.

Elections via Fax or Email

Alternatively, you may submit your election form via fax or email by doing the following:

1. Properly complete, sign and date the election form that you received in the email from Sid Ferrales, dated November 19, 2009, announcing the offer.

2. Submit the properly completed election form to Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695. We must receive your properly completed and submitted election form by the Expiration Date, currently expected to be 9:00 p.m., U.S. Pacific Time, on December 17, 2009.

If you are an Eligible Employee in the Netherlands or if you resided in the Netherlands when your Eligible Options were granted to you, print out the Dutch agreement attached as Schedule A to the Election Form, sign and date the Dutch agreement and deliver it to the on-site Human Resources representative. Note that your election to participate in the offer will not be valid unless the properly signed and dated Dutch agreement is received by the Company by the Expiration Date. For further information, see Schedule O — Guide to Tax and Legal Issues in the Netherlands.

If you want to use the offer website but are unable to submit your election via the offer website as a result of technical failures of the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not have access to the offer website for any reason, you may submit your election by email or facsimile by following the instructions provided above. To obtain a paper election form, please contact Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695.

If you elect to exchange any Eligible Option Grant in this offer, you must elect to exchange all shares subject to that Eligible Option Grant. If you hold more than one Eligible Option Grant, however, you may choose to exchange one or more of such Eligible Option Grants without having to exchange all of your Eligible Option Grants. To help you recall your outstanding Eligible Options and give you the information necessary to make an informed decision, please refer to the grant information available via the offer website that lists your Eligible Option Grants, the grant date of your Eligible Options, the current exercise price per share of your Eligible Options, and the number of outstanding shares subject to your Eligible

Options. Each time you make an election on the RealNetworks Offer website, please be sure to make an election with respect to each of your eligible options. If you need an election form or other offer documents or are unable to access your grant information via the offer website, you may contact Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695.
This is a one-time offer, and we will strictly enforce the Offering Period. We reserve the right to reject any elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered options promptly after the expiration of this offer.

We may extend this offer. If we extend this offer, we will issue a press release, email or other communication disclosing the extension no later than 6:00 a.m., U.S. Pacific Time, on the U.S. business day following the previously scheduled Expiration Date.

Your delivery of all documents regarding the offer, including elections and withdrawals, is at your risk. If you submit your election or withdrawal via the offer website, you should print and keep a copy of the Confirmation Statement on the offer website at the time that you complete and submit your election or withdrawal. The printed Confirmation Statement will provide evidence that you submitted your election or withdrawal. If you submit your election or withdrawal via email or facsimile, we intend to confirm the receipt of your election or withdrawal by email within two U.S. business days of receiving your election or withdrawal. If you have not received a confirmation, it is your responsibility to confirm that we have received your election and/or any withdrawal. You should contact Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695. Note that if you submit any election and/or withdrawal via email or facsimile within the last two U.S. business days prior to the expiration of the offer, time constraints may prevent RealNetworks from providing you with an email confirmation prior to the expiration of the offer. Only responses that are properly completed and actually received by RealNetworks by the deadline by the offer website or by Stock Plan Administration via email or via facsimile will be accepted. Responses submitted by any other means, including hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.
Q3.	Why is RealNetworks making this offer?

A3. We believe that this offer will foster retention of our valuable employees, provide meaningful incentive to them, and better align the interests of our employees and shareholders to maximize shareholder value. We issued the currently outstanding options to attract and retain the best available personnel and to provide incentive to employees. Our stock price, like that of many other companies in the technology industry, has dropped substantially as a result of the national and global economic downturn. In response, we have taken actions in an effort to manage our business more efficiently and cost-effectively; however, our efforts have not had a significant impact on our stock price, which remains at a relatively low level on a historical basis. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price for our stock. These options are commonly referred to as being “underwater.” By making this offer, we intend to provide Eligible Employees with the opportunity to own New Options that over time may have a greater potential than the underwater options to increase in value.

Q4.	Who may participate in this offer?

A4.	You may participate in this offer if you are an Eligible Employee who holds Eligible Options. You are an “Eligible Employee” if you are an active employee of RealNetworks (or one of its subsidiaries) whose principal work location is in an Eligible Country as of the start of the offer and remain so through the

Cancellation Date and New Option Grant Date. Our Section 16 officers and directors are not eligible to participate in the offer.

Eligible Employees who reside in the Netherlands or were granted Eligible Options while residing in the Netherlands must sign and return the Dutch agreement described in Schedule O — Guide to Tax and Legal Issues in the Netherlands before the expiration of the Offering Period in order to be eligible to participate in the offer.
Q5.	Am I required to participate in this option exchange?

A5.	No. Participation in this offer is completely voluntary.

Q6.	Are there circumstances under which I would not be granted New Options?

A6.	Yes. If, for any reason, you are no longer an employee of RealNetworks or one of its subsidiaries on the New Option Grant Date, you will not be an Eligible Employee and will not be eligible to participate in the offer. As a result, you will not be granted New Options. Instead, you will keep your current Eligible Options and those options will vest and expire in accordance with their original terms. Except as provided by applicable law and/or any employment agreement between you and RealNetworks (or one of its subsidiaries), your employment with RealNetworks (or one of its subsidiaries) will remain “at-will” regardless of your participation in the offer and can be terminated by you or your employer at any time with or without cause or notice.

Moreover, even if we accept your Exchanged Options, we will not grant New Options to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting New Options as a result of changes in SEC or NASDAQ rules. We do not anticipate any such prohibitions at this time.

In addition, if you hold an option that expires after the start of, but before the cancellation of options under, this offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled Cancellation Date or, if we extend the offer such that the Cancellation Date is a later date and you hold options that expire before the rescheduled Cancellation Date, those options will not be eligible for exchange and such options will continue to be governed by their original terms.
Q7.	How many New Options will I receive for the options that I exchange?

A7.	If you are an Eligible Employee, each Exchanged Option will be replaced with a New Option to purchase a reduced number of shares of our common stock equal to (a) the number of options you exchange divided by (b) an exchange ratio. For purposes of applying the exchange ratios, fractional shares subject to New Options will be rounded down to the nearest whole share. The exchange ratios will be applied on a grant-by-grant basis. This means that the various Eligible Options you hold may be subject to different exchange ratios. The exchange ratios for your Eligible Options will be provided on the RealNetworks offer website when you make your election as described in Question and Answer 2. We used a binomial valuation model to determine the exchange ratios. The most favorable exchange ratio that will apply to Eligible Options is fixed at 1.5-to-1.0, even if the binomial model returned a more favorable exchange ratio. In addition, exchange ratios were established by grouping together Eligible Options with similar binomial model values, with exchange ratios rounded up to the next higher band. For example, if the binomial model value of a particular Eligible Option grant indicated the exchange ratio for that grant was 2.3-to-1.0, the actual exchange ratio for that grant was set at 2.5-to-1.0.

For purposes of this offer the term “option” generally refers to an option to purchase one share of our common stock.

The following table represents the exchange ratios applicable to the offer.

Exchange Ratios Using Binomial Model
Exchange Ratio				Number of New Stock
(Eligible Options	Number of Shares Underlying	Weighted Average	Weighted Average	Options that May be
for New Options)	Eligible Options (1)	Exercise Price	Remaining Term	Granted (2)

1.5-for-1	6,623,716	$6.49	13.13 (3)	4,415,775
2.0-for-1	3,821,605	$6.70	5.69	1,910,802
2.5-for-1	5,735,966	$6.58	4.91	2,294,386
3.0-for-1	3,463,949	$6.93	3.66	1,154,635
3.5-for-1	110,374	$11.03	4.15	31,535
4.0-for-1	1,381,772	$9.27	3.59	345,441
4.5-for-1	4,919,716	$10.38	3.67	1,093,252
5.0-for-1	262,500	$10.27	3.35	52,500

Total: 2.3-for-1	26,319,598	$7.53	6.61	11,298,326

Total stock options surrendered:				26,319,598
Total stock options re-issued:				11,298,326
Total stock options surrendered and available for re-grant:				10,514,890
Total stock options retired and not available for future grant	:			4,506,382

(1)	Includes options outstanding under the 1996, 2000 and 2005 stock plans with exercise prices above $4.48.

(2)	Assumes all eligible options are tendered.

(3)	Prior to June 4, 2005, RealNetworks granted options with a 20-year term.
Example

If you exchange an option grant covering 1,000 shares that fits within the 5.0-for-1 exchange ratio category, on the New Option Grant Date you will receive a new option for 200 shares of our common stock. This is equal to the 1,000 shares divided by the 5.0-for-1 exchange ratio.
Q8.	Why isn’t the exchange ratio simply one-for-one?

A8.	Our exchange program was designed to balance the interests of both our employees and our non-employee shareholders. As described in Question and Answer 3 above, the exchange program provides employees with a benefit by replacing underwater options with New Options that have a greater potential to increase in value. The underwater options will be replaced with New Options that generally have the same value, and consequently, the total number of replacement options to be granted in the exchange program will be less than the total number of Eligible Options outstanding. As a result, our shareholders will benefit from a decrease in potential dilution due to the decrease in the total number of outstanding shares of Company stock subject to our equity awards.

Q9.	What will be the exercise price of my New Options?

A9.	The exercise price per share of all New Options will be equal to the closing price of our common stock as reported on the NASDAQ Global Select Market on the New Option Grant Date, which is expected to be December 17, 2009.

We cannot predict the exercise price of the New Options.

Q10.	When will my New Options vest?

A10.	Each New Option will be scheduled to vest according to the following vesting schedule and actually will vest only if you remain employed with RealNetworks (or one of its subsidiaries) through each relevant vesting date:
•	None of the New Options will be vested on the New Option Grant Date.

•	New Options received in exchange for Eligible Options that were vested as of the Expiration Date vest as follows: (a) fifty percent (50%) of the shares subject to the New Option will vest on the six (6) month anniversary of the New Option Grant Date and (b) the remaining fifty percent (50%) of the shares subject to the New Option will vest on the one (1) year anniversary of the New Option Grant Date.

•	New Options received in exchange for Eligible Options that were unvested as of the Expiration Date vest on the later of (a) the six (6) month anniversary of the New Option Grant Date and (b) the date the New Options would have vested under their original vesting schedule.

•	Upon vesting, your New Options will be exercisable in accordance with the terms and conditions of the 2005 Plan and any applicable sub-plan thereto and the new option agreement, including any applicable country-specific appendix, under which it was granted.
We expect the New Option Grant Date will be December 17, 2009. Vesting of your New Options also is subject to the following conditions:
•	If your employment with us (or one of our subsidiaries) terminates before part or all of your New Option vests, the unvested part of your New Option will expire unvested and will never vest. You will not be entitled to any shares of common stock from that unvested part of your New Option. Thus, if your employment with us (or one of our subsidiaries) terminates shortly after the Expiration Date, then you may hold only unvested New Options or only a limited number of vested New Options, and all unvested New Options will expire on such termination date. (See Section 9 which begins on page 14.) If you are employed by Rhapsody America or if your employment with the Company transfers to Rhapsody America as part of or following the potential restructuring of Rhapsody America, there may be scenarios in which you may incur a termination of employment for purposes of our 2005 Plan. See Question and Answer 11 for more details.

•	We will make minor modifications to the vesting schedule of any New Options to eliminate fractional vesting (such that a whole number of shares subject to the New Option will vest on each vesting date), and to ensure that the number of New Options vesting on each vesting date through the vesting schedule is as equal as possible. As a result, subject to your continued employment with us (or one of our subsidiaries) through each relevant vesting date, you will vest as to a number of shares on each vesting date equal to (x) the number of shares scheduled to vest on the vesting date, rounded down to the nearest whole number; plus (y) one additional share on each vesting date until the aggregate number of additional shares vesting under this clause (y) equals the aggregate total of all fractional shares resulting from rounding down in clause (x) for all scheduled vesting dates in the vesting schedule.

•	The terms of the new option award agreement, including vesting acceleration, if any, applicable upon termination of your employment.

Q11.	If I am employed by Rhapsody America or my employment with the Company transfers to Rhapsody America, what could happen to my New Options? What could happen to my Eligible Options that are not exchanged in this offer?

A11.	Today, we reported that we are currently in discussions with MTV Networks, a division of Viacom International Inc. (“MTVN”), relating to the possible strategic reorganization of Rhapsody America LLC, our joint venture with MTVN (“Rhapsody America”). These negotiations are focused on a potential restructuring of our and MTVN’s relative economic rights in the joint venture and on the parties’ relative abilities to exercise control over decision-making to enable Rhapsody America to operate more independently of either party. If these discussions result in a definitive agreement, we may agree, among other things, to adjust the corporate governance and/or management structure of Rhapsody America and to reallocate the ownership of Rhapsody America between us and MTVN such that our percentage ownership of RhapsodyAmerica could be reduced from 51% resulting in both parties owning 50% or slightly less. In addition, it is possible that certain of the employees of the Company may be asked to transfer their employment to Rhapsody America in connecting with the restructuring.

If, as part of the potential reorganization, our resulting percentage ownership in Rhapsody America drops below 50%, then employees of Rhapsody America and any Company employees whose employment transfers to Rhapsody America would incur a termination of employment for purposes of our 2005 Plan and vesting of New Options will cease. If such a termination of employment event occurs shortly after the Expiration Date, then you may hold only unvested New Options or only a limited number of vested New Options, and all unvested New Options will expire on such termination date. You will have 90 days to exercise any vested New Options per the terms of the 2005 Plan and the related option agreement.

Likewise, if we ultimately hold less than 50% of Rhapsody America as part of, or following, the potential restructuring, then any Eligible Options that were not exchanged in this offer under any of the Plans will terminate and vesting will cease at the time that we no longer hold at least 50% of the outstanding ownership interests of Rhapsody America. At that time, all unvested Eligible Options not exchanged that you still hold will expire, and you will have 90 days under the terms of the Plans to exercise any vested Eligible Options not exchanged in this offer.

If, as part of the potential reorganization, our resulting percentage ownership in Rhapsody America remains at 50% or higher, or if our discussions with MTVN do not result in any changes to the current structure of Rhapsody America, then there will be no automatic termination event under the 2005 Plan with respect to the New Options held by employees of Rhapsody America or to any New Options held by Company employees whose employment may transfer to Rhapsody America. Likewise, there will be no automatic termination event under any of the Plans with respect to any Eligible Options that are not exchanged in this offer that are still held by Rhapsody America employees or by Company employees who may transfer to Rhapsody America.

The discussions between MTVN and us are currently in the preliminary stages, and we cannot predict whether they will result in a definitive agreement or, if a definitive agreement is reached, the final terms and conditions of any such agreement, or the impact of a restructuring on our financial statements or results of operations.
Q12.	If I participate in this offer, do I have to exchange all of my Eligible Options?

A12.	No. You may pick and choose which of your outstanding Eligible Option Grants you wish to exchange. However, if you decide to participate in this offer and to exchange an Eligible Option Grant, you must elect to exchange all shares subject to that Eligible Option Grant. We will not accept partial tenders of option grants, except that you may elect to exchange the entire remaining portion of an option grant that you previously exercised partially. You otherwise may not elect to exchange only some of the shares covered by any particular option grant. For example and except as otherwise described below, if you hold (1) an Eligible Option grant to purchase 1,000 shares, 700 of which you have already exercised, (2) an Eligible Option grant to purchase 1,000 shares, and (3) an Eligible Option grant to purchase 2,000 shares, you may elect to exchange:
•	Your first option grant covering the entire remaining 300 shares,

•	Your second option grant covering 1,000 shares,

•	Your third option grant covering 2,000 shares,

•	Two of your three option grants,

•	All three of your option grants, or

•	None of your option grants.
These are your only choices in the above example. You may not elect, for example, to exchange your first option grant with respect to options to purchase only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants.
Q13.	What happens if I have an option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

A13.	If you have an Eligible Option that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an Eligible Employee beneficially owns a portion of that Eligible Option, you may accept this offer with respect to the entire remaining outstanding portion of the Eligible Option as long as you are the legal owner of the Eligible Option. As described in Question and Answer 11, we will not accept partial tenders of option grants, so you may not accept this offer with respect to a portion of an Eligible Option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. As you are the legal owner of the Eligible Options, we will respect an election to exchange such Eligible Option Grant pursuant to the offer that is made by you and accepted by us and we will not be responsible to you or the beneficial owner of the Eligible Option Grant for any action taken by you with respect to such Eligible Option Grant.

Q14.	When will my Exchanged Options be cancelled?

A14.	Your Exchanged Options will be cancelled on the Expiration Date, which is the same date as the New Options Grant Date. We refer to this date as the Cancellation Date. We expect that the Cancellation Date will be December 17, 2009, unless the offer period is extended. If the Expiration Date is extended, then the Cancellation Date similarly will be delayed.

Q15.	Once I surrender my Exchanged Options, is there anything I must do to receive the New Options?

A15.	You must remain an Eligible Employee through the Cancellation Date for your exchanged options to be cancelled and the New Option Grant Date in order to receive the New Options pursuant to the offer. The Cancellation Date and New Option Grant Date will occur on the same U.S. calendar day as the Expiration Date. Once your Exchanged Options have been cancelled, there is nothing that you must do to receive your New Options. We expect that the New Option Grant Date will be December 17, 2009. In order to vest in the shares covered by the New Options, you will need to remain an employee of RealNetworks (or one of our subsidiaries) through the applicable vesting dates, as described in Question and Answer 10.
Q16.	When will I receive the New Options?

A16.	We will grant the New Options on the New Option Grant Date. We expect the New Option Grant Date will be December 17, 2009. If the Expiration Date is delayed, the New Option Grant Date will be similarly delayed. If you are granted New Options, we will provide you with your option agreement promptly after the expiration of the offer. You will be able to exercise your New Options when and if your New Options vest.

Q17.	Can I exchange shares of RealNetworks common stock that I acquired upon exercise of RealNetworks options?

A17.	No. This offer relates only to certain outstanding options to purchase shares of RealNetworks common stock. You may not exchange shares of RealNetworks common stock in this offer.

Q18.	Will I be required to give up all of my rights under the cancelled options?

A18.	Yes. Once we have accepted your Exchanged Options, your Exchanged Options will be cancelled and you will no longer have any rights under those options. We intend to cancel all Exchanged Options on the same U.S. calendar day as the Expiration Date. We refer to this date as the Cancellation Date. We expect that the Cancellation Date will be December 17, 2009.

Q19.	If I receive New Options for Exchanged Options, will the terms and conditions of my New Options be the same as my Exchanged Options?

A19.	No. While many terms and conditions of your New Options will stay the same, certain key terms and conditions of your New Options will vary from the terms and conditions of your Exchanged Options. Your New Options may have a different exercise price and will have a new vesting schedule. The maximum term of your New Options will be seven years from the New Option Grant Date. Additional terms will be set forth in your new option agreement and any country-specific appendix thereto.

Your New Options will be granted under and subject to the terms and conditions of the 2005 Plan and an option agreement between you and RealNetworks. The 2005 Plan and the current forms of option agreements for grants made thereunder are filed as exhibits to the Schedule TO with which the Offer to Exchange has been filed and are available on the SEC website at www.sec.gov. If your Eligible Option was not granted under the same stock plan under which your New Options are granted, your New Options may have some additional terms that differ from those that applied to your Eligible Option — for instance, the treatment of awards in the event of a change in control of RealNetworks might differ. Please see Section 9 of the Offer to Exchange for a more complete discussion of the terms of your New Options under the 2005 Plan.
Q20.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?

A20.	If you choose not to participate or your options are not accepted for exchange, your existing options will (a) remain outstanding until they are exercised or cancelled or they expire by their original terms, (b) retain their current exercise price, (c) retain their current vesting schedule, and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant.

Q21.	How does RealNetworks determine whether an option has been properly tendered?

A21.	We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge a determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election or any options tendered for exchange that we determine are not in an appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any notice. For example, and in no way limiting the Company’s ability to reject a form that it determines is not appropriate, if you fail to fully complete or alter in any way the election form or any of the related documents, the Company has the right to reject your election form.

Q22.	Will I have to pay taxes if I participate in the offer?

A22.	If you participate in the offer and are a citizen or resident of the U.S., you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the New Option Grant Date. However, you may have taxable income when you exercise your New Options or when you sell your shares.

If you are a citizen or tax resident of a country other than the U.S., the tax consequences of participating in this offer may be different for you. Please be sure to read the schedule for your country of residence in Schedules C through S attached to this offer, which discusses the tax and certain other consequences of participating in the offer.

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer. If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you.
Q23.	If I receive New Options, will my New Options be incentive stock options or nonstatutory stock options for U.S. tax purposes?

A23.	New Options will be nonstatutory stock options for purposes of U.S. tax law. Please read the tax discussion in Section 14 of the Offer to Exchange and discuss the personal tax consequences of nonstatutory stock options with your financial, legal and/or tax advisors.

Q24.	Will I receive a new option agreement?

A24.	Yes. All New Options will be subject to an option agreement between you and RealNetworks, as well as to the terms and conditions of our 2005 Plan. The current forms of option agreement for grants made under the 2005 Plan are filed as exhibits to the Schedule TO with which the Offer to Exchange has been filed and are available on the SEC website at www.sec.gov.

Q25.	Are there any conditions to this offer?

A25.	Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 7 of the Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered Eligible Options, though we may do so at our discretion.

Q26.	If you extend the offer, how will you notify me?

A26.	If we extend this offer, we will issue a press release, email or other form of communication disclosing the extension no later than 6:00 a.m., U.S. Pacific Time, on the next U.S. calendar day following the previously scheduled Expiration Date.

Q27.	How will you notify me if the offer is changed?

A27.	If we change the offer, we will issue a press release, email or other form of communication disclosing the change no later than 6:00 a.m., U.S. Pacific Time, on the next U.S. calendar day following the day we change the offer.

Q28.	May I change my mind about which Eligible Option Grants I want to exchange?

A28.	Yes. You may change your mind after you have submitted an election and change the Eligible Option Grants you elect to exchange at any time before the offer expires by completing and submitting either (i) a new election via the offer website or via Stock Plan Administration by email or facsimile to include more or less Eligible Option Grants in your election or (ii) a withdrawal via the offer website or via Stock Plan Administration by email or facsimile to withdraw Eligible Option Grants. If we extend the Expiration Date, you may change your election at any time until the extended offer expires. You may elect to exchange additional Eligible Option Grants, fewer Eligible Option Grants, all of your Eligible Option Grants or none of your Eligible Option Grants. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or withdrawal we receive by the Expiration Date. Please be sure that any completed and new election form you submit includes all the Eligible Option Grants with respect to which you want to accept this offer and is clearly dated after your last-submitted election or withdrawal.

Q29.	How do I withdraw my election?

A29.	To withdraw some or all of the options that you previously elected to exchange, you must do one of the following before the Expiration Date, currently expected to be 9:00 p.m., U.S. Pacific Time, on December 17, 2009.

Withdrawals via Offer Website
     1. Log into the offer website via the link provided in the email announcing the offer or via https://realnetworks.equitybenefits.com, by using the login instructions provided to you in the email you received from stock@real.com on November 19, 2009.
     2. After logging into the offer website, click on the “MAKE AN ELECTION” button. You will be directed to your election form that contains the following personalized information with respect to each Eligible Option you hold, including:
•	the option number of the Eligible Option;

•	the grant date of the Eligible Option;

•	the total number of outstanding shares subject to the Eligible Option;

•	the current exercise price per share of the Eligible Option; and

•	the expiration date and remaining life of the Eligible Option.

     Additionally, the form will indicate the selections you previously made with respect to Eligible Options you want to exchange pursuant to the terms of this offer.
     3. Click the appropriate box next to each of your previously-selected Eligible Options Grants in order to remove the selection with respect those Eligible Options Grants you wish to withdraw from participation in the offer. Select the “NEXT” button to proceed to the next page. Each time you make a withdrawal via the RealNetworks Offer website, please be sure to select either “Yes” or “No” with respect to each of your eligible options.
     4. After completing the form, you will have the opportunity to review the changes you have made with respect to your Eligible Options. If you are satisfied with your changes, continue through the offer website. Select the “I AGREE” button to agree to the Agreement to Terms of Election and to submit your election.
     5. You will be directed to the Confirmation Statement page. Please print and keep a copy of the Confirmation Statement for your records.
     Withdrawals via Fax or Email
     Alternatively, you may submit a withdrawal form via fax or email by doing the following:
     1. Properly complete, date and sign the withdrawal form that you received in the email from Sid Ferrales, dated November 19, 2009, announcing the offer.
     2. Submit the properly completed withdrawal form to Stock Plan Administration by facsimile at (206) 674-2695 or by email to stock@real.com. We must receive your properly completed and submitted withdrawal form by the Expiration Date, currently expected to be 9:00 p.m., U.S. Pacific Time, on December 17, 2009.
     If you want to use the offer website but are unable to submit your withdrawal via the offer website as a result of technical failures of the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not have access to the offer website for any reason, you may submit your withdrawal by email or facsimile by following the instructions provided above. To obtain a paper withdrawal form, please contact Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695.
     Your delivery of all documents regarding the offer, including withdrawal forms, is at your own risk. Only responses that are complete and actually received by RealNetworks by the deadline via the offer website at https://realnetworks.equitybenefits.com or via Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695 will be accepted. Responses submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you submit your election or withdrawal via the offer website, you should print and keep a copy of the Confirmation Statement on the offer website at the time that you complete and submit your election or withdrawal. The printed Confirmation Statement will provide evidence that you submitted your election or withdrawal. If you submit your election or withdrawal via email or facsimile, we intend to confirm the receipt of your election or withdrawal by email within two U.S. business days of receiving your election or withdrawal. If you have not received a confirmation, it is your responsibility to confirm that we have received your withdrawal. You should contact Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695. Note that if you submit any election and/or withdrawal via email or facsimile within the last two U.S. business days prior to the expiration of the offer, time constraints may prevent RealNetworks from providing you with an email confirmation prior to the expiration of the offer.

Q30.	What if I withdraw my election and then decide again that I want to participate in this offer?

A31.	If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new properly completed electronic election form or paper election form accepting the offer before the Expiration Date, in accordance with the procedures described in Question and Answer 2. Each time you make an election on the RealNetworks Offer website, please be sure to make an election with respect to each of your eligible options.

Q31.	Are you making any recommendation as to whether I should exchange my Eligible Options?

A31.	No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your Eligible Options in this offer will be a challenging one for many employees. The program involves risk (see “Risks of Participating in the Offer” in the Offer to Exchange for information regarding some of these risks), and there is no guarantee that you will receive greater value from the New Options you would receive in exchange for your Eligible Options. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and/or financial advisor.

Q32.	Who can I talk to if I have questions about the offer, or if I need additional copies of the offer documents?

A32.	If you have questions about this offer or would like to receive additional copies of the Offer to Exchange and the other offer documents, you should contact Stock Plan Administration by email at stock@real.com or by facsimile at (206) 674-2695.